Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter 2014

Revenue

Fourth quarter revenue decreased 24.7% to $126.5 million from $168.1 million in the fourth quarter 2013. The decrease included a foreign currency impact of $7.6 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 7% in comparison to the fourth quarter 2013.

Americas’ revenue decreased 48.9% to $37.2 million from $72.7 million; Western Europe revenue decreased 6.6% to $66.9 million from $71.6 million, but excluding the impact of foreign currency rates change, revenue increased to $72.3 million; Asia-Pacific revenue increased to $16.4 million compared to $14.8 million in the fourth quarter 2013. CEMEA revenue decreased 32.7% to $6.0 million from $9.0 million in the fourth quarter 2013.

The following table sets forth each region’s contribution to total revenue and a comparison with the fourth quarter 2013 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	December 31, 2013	December 31, 2014
The Americas	43.2%	29.4%	(48.9)%
Western Europe	42.7%	52.8%	(6.6)%
Asia-Pacific	8.8%	13.0%	11.0%
Central & Eastern Europe, Middle East & Africa	5.3%	4.8%	(32.7)%
Total	100.0%	100%	(24.7)%

The Americas revenue decrease was mainly due to lower demand for sparkling water makers and flavors in the U.S. during the holidays partially as a result of the elimination of discounting and promotional activities that took place in the same period in 2013. The decrease in Western Europe revenue was mainly due to the impact of foreign exchange rates and lower sales in France and Italy partially offset by increased sales in Germany, Switzerland and Austria. Asia-Pacific revenue increased primarily due to increased sales in Australia. The decrease in CEMEA revenue was due to lower sales in Czech Republic and Israel.

Sparkling water maker unit sales decreased 34% to 1.0 million from 1.5 million in the same period in 2013 mainly due to the decrease in sales in the U.S and France partially offset by an increase in sparkling water maker unit sales in Germany and Austria. CO2 refill unit sales increased 17% to 6.3 million and flavor unit sales decreased 38% to 6.1 million.

Restructuring & Goodwill Impairment

During the fourth quarter of 2014, the Company recorded non-cash, pre-tax charges totaling $15.6 million as part of the restructuring and growth plan it announced on October 29, 2014. $3.1 million of the total charge was associated with the transition to the new plant in Southern Israel and included the elimination and impairment of fixed assets at the Company’s other production facilities. $12.5 million of the total charge related to the transformation of the Company’s product lines and included the write-off of fixed assets and inventory associated with discontinued products. The Company also recorded a goodwill impairment charge of $3.3 million relating to its acquisition of CEM Industries in 2011.

Gross Margin

Gross margin (before the impact of restructuring costs) in the quarter was 50.4% compared to 42.4% for the same period in 2013. The increase was mainly due to a higher portion of CO2 refills in the sales mix and higher sparkling water makers margin following the elimination of promotional activities in the U.S. that included discontinuation of bundled promotional packs. This increase was partially offset by the impact of changes in foreign currency exchange rates.

Sales & Marketing

Sales and marketing expenses were $42.9 million, or 33.9% of revenue, compared to $56.2 million, or 33.5% of revenue for the same period in 2013. The decrease was mainly due to lower advertising and promotions expenses, which decreased $9.5 million to 14.9% of revenue from 16.8% of revenue in the same period in 2013, lower distribution expenses as a result of lower sales volume and the impact of changes in foreign currency exchange rates. This was partially offset by additional expenses associated with our Japanese distribution channel which we acquired in April 2014.

General & Administrative

General and administrative expenses were $9.4 million, or 7.5% of revenue, compared to $12.5 million, or 7.4% of revenue in the comparable period of last year. The decrease was mainly due to the reversal of share-based payments of $4.8 million partially offset by expenses associated with directly managing our Japanese distribution channel.

Operating Income

Operating income (before the impact of restructuring costs) increased to $8.1 million, or 6.4% of revenue, compared to $2.6 million, or 1.6% of revenue in the same period in 2013. Operating income was negatively impacted by an impairment of goodwill in the amount of $3.3 million reported in other expenses and a negative impact from foreign currency exchange rates of $2.1 million.

Financial income

Financial income was $0.5 million compared to $1.6 million expense in the fourth quarter last year. Financial income in the quarter resulted mainly from a reduction in the value of Euro loans.

Tax Expense

Tax expense totaled $1.2 million compared to tax expense of $0.3 million in the fourth quarter 2013. The increase was mainly due to changes in the distribution of profit before tax between territories.

Net Income

Fourth quarter 2014 net loss on an IFRS basis was ($8.2) million, or ($0.39) per share, based on 21.1 million weighted shares outstanding compared to net income on IFRS basis of $0.7 million, or $0.03 per share, based on 21.5 million weighted shares outstanding in the fourth quarter 2013.

Excluding the impact of restructuring costs, fourth quarter 2014 adjusted net income was $7.5 million, or $0.35 per diluted share.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of $7.6 million mainly due to a weakening of 7% in the Euro exchange rate and 8% in the Australian dollar exchange rate, in each case, against the U.S. dollar compared to their average rates in the fourth quarter of 2013. Conversely, FX had a positive impact on cost of revenue and operating expenses as approximately 60% of costs and expenses are denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which the exchange rate vs. the U.S. dollar decreased 7% compared to its average rate in the same period in 2013. As a result, FX had an overall net negative impact of $2.1 million on operating income.

Full Year 2014

Revenue

Full year revenue decreased 9.0% to $511.8 million from $562.7 million in 2013. The decrease includes a foreign currency impact of $5.0 million, reflecting mainly the weakening of the Australian dollar against the U.S. dollar rate by 7% in comparison to its average rate in 2013.

Americas’ revenue decreased 34.8% to $142.3 million from $218.2 million; Western Europe revenue increased 4.9% to $281.7 million from $268.5 million; Asia-Pacific revenue increased 23.6% to $53.8 million from $43.6 million; and CEMEA revenue increased 4.4% to $34.0 million from $32.5 million.

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The following table sets forth each region’s contribution to total revenue and a comparison with 2013 (percentage):

Region	Portion of the revenue in year ended		Revenue increase (decrease) between periods
	December 31, 2013	December 31, 2014
The Americas	38.8%	27.8%	(34.8)%
Western Europe	47.7%	55.0%	4.9%
Asia-Pacific	7.7%	10.5%	23.6%
Central & Eastern Europe, Middle East & Africa	5.8%	6.7%	4.4%
Total	100.0%	100%	(9.0)%

The Americas revenue decrease was mainly due to lower demand for sparkling water makers and flavors in the U.S. due to reduced demand and sell-through at retail. The increase in Western Europe revenues was due to mainly to Germany and Austria, partially offset by a decrease in France and Italy. Asia-Pacific revenue increased due to increased sales in Australia and our newly acquired Japanese distribution channel while the CEMEA revenue increase was due to increased sales in the Czech Republic.

Sparkling water maker unit sales decreased 27% to 3.2 million from 4.4 million mainly due to a decrease in sales in the U.S and France partially offset by an increase in sparkling water maker unit sales in Germany. CO2 refill unit sales increased 16% to 25 million and flavor unit sales decreased 8% to 31.4 million.

Gross Margin

Gross margin (before the impact of restructuring costs) was 51.1% in 2014 compared to 50.7% in the prior year. The increase was mainly due to improved sparkling water makers margin due to significantly lower discounting activities compared to the prior year, higher portion of CO2 refills in the sales mix. This increase was partially offset by the impact of changes in foreign currency exchange rate.

Sales & Marketing

Sales and marketing expenses were $177.7 million, or 34.7% of revenue, compared to $186.3 million, or 33.1% of revenue in 2013. The decrease was mainly due to lower advertising and promotions expenses which decreased $9.6 million to 15.0% of revenue from 15.4% of revenue in the same period in 2013, and the impact of changes in foreign currency exchange rates. This was partially offset by additional expenses associated with our Japanese distribution channel which was acquired in April 2014.

General & Administrative

General and administrative expenses were $49.8 million, or 9.7% of revenue, compared to $50.4 million, or 8.9% of revenue in 2013. The decrease was mainly due to the reversal of share-based payments of $4.8 million, partially offset by expenses related to IT support and the Japanese distribution channel.

Operating Income

Operating income (before the impact of restructuring costs) decreased to $30.6 million, or 6.0% of revenue compared to $48.9 million or 8.7% of revenue in 2013. Operating income was negatively impacted by an impairment of goodwill in the amount of $3.3 million reported in other expenses, and a negative impact from changes in foreign currency exchange rates of $5.4 million.

Financial income

Financial income was $1.2 million compared to expense of $2.2 million last year. Financial income for the year was generated mainly from a reduction in the value of Euro loans.

Tax Expense

Tax expense was $3.9 million compared to $4.7 million. The decrease was mainly due to lower income before tax and changes in the distribution of profit before tax between territories.

Net Income

2014 net income on an IFRS basis was $12.3 million, or $0.58 per share, based on 21.3 million weighted shares outstanding, compared to net income on IFRS basis of $42.0 million, or $1.96 per share, based on 21.4 million weighted shares outstanding in 2013.

Excluding the impact of restructuring costs, 2014 adjusted net income was $27.9 million, or $1.31 per diluted share.

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Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of approximately $5.0 million in 2014 compared to 2013, mainly due to the weakening of 7% in the Australian dollar exchange rate against the U.S. dollar compared to its average rate in 2013. Approximately 73% of revenue was in non-USD currencies. Conversely, FX had a negative impact on cost of revenue as approximately 69% of cost of revenue are denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, the exchange rate of which increased 1% against the U.S. dollar compared to its average rate in 2013.As a result, FX had an overall negative impact on operating income of approximately $5.4 million.

Balance Sheet

As of December 31, 2014, the Company had cash and cash equivalents and bank deposits of $46.9 million compared to $40.9 million at December 31, 2013. The increase is mainly due to cash flow from operating activities, long term, low interest bank loans obtained during 2014 partially offset by investments in our new production facility and the purchase of our Japanese distributor’s business. As of December 31, 2014, the Company had $43.9 million of bank debt mainly for financing the investment of our new production facility, compared to $15.5 million of bank debt as of December 31, 2013.

Cash flow from operating activities in 2014 was $35.6 million compared to $2.8 million in 2013. The increase in cash flow from operating activities was mainly due to tighter working capital control that led to a lower increase in working capital in 2014 compared with 2013. Working capital, before the impact of restructuring, increased $11.7 million in 2014 ($3.4 million including the restructuring impact) compared to $60.3 million increase in 2013.

As of December 31, 2014, working capital increased by $3.4 million to $158.8 million from $155.4 million as of December 31, 2013. Inventories decreased by $2.3 million or 1.6% to $138.4 million as of December 31, 2014 from $140.7 million as of December 31, 2013, mainly due to the impact of restructuring actions. Excluding the impact of restructuring, inventory increased 4.3% to $146.7 million compared to December 2013.

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